Filer and Investment Company Act File Number:
Hennessy Funds Trust (811-07168)

Filed Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
Pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company and Investment Company Act File Number:
Rainier Investment Management Mutual Funds (811-08270)

Hennessy to Acquire the Rainier U.S. Equity Funds

June 8, 2017 - Hennessy Advisors, Inc. is pleased to announce that it has signed a definitive agreement to purchase the assets related to the management of the three Rainier U.S. Funds, including the Rainier Mid Cap Equity Fund, the Rainier Small/Mid Cap Equity Fund, and the Rainier Large Cap Equity Fund. The transaction is expected to be completed in September 2017.

Pending regulatory and shareholder approval, the Rainier U.S. Funds will merge into Hennessy Funds with similar investment objectives. Specifically, shareholders of the Rainier Mid Cap Equity Fund and the Rainier Small/Mid Cap Equity Fund will receive shares of the Hennessy Cornerstone Mid Cap 30 Fund, and shareholders of the Rainier Large Cap Equity Fund will receive shares of the Hennessy Cornerstone Large Growth Fund. Shareholders of Rainier Original Class shares will receive Investor Class shares of the Hennessy Funds, and shareholders of Rainier Institutional Class shares will receive Institutional Class shares of the Hennessy Funds. The reorganization has been structured with the intention that it qualify, for federal income tax purposes, as a tax-free reorganization under the Internal Revenue Code. Therefore, shareholders of the Rainier U.S. Funds should not recognize any gain or loss for federal income tax purposes as a result of the transaction.

“Neil Hennessy and his team consistently demonstrate a commitment to the mutual fund business and to their fund shareholders.  We are confident that Rainier U.S. Equity Fund shareholders will receive both solid portfolio management and excellent service,” commented Richard Yates, Chief Legal Officer and member of the Board of Managers at Rainier.  “We also feel that, ultimately, fund shareholders should benefit from this transaction,” noted Mr. Yates.

“At Hennessy, we put our shareholders first while delivering strong investment management, quality customer service and a high standard of business ethics.  We are proud of our track record in each of these areas,” said Neil Hennessy, President and Chief Investment Officer of Hennessy Funds. “We are committed to a smooth transition for the Rainier Funds shareholders and we look forward to welcoming them into the Hennessy family,” added Mr. Hennessy.

About Hennessy Funds

Hennessy Funds offers a wide range of domestic equity, multi-asset and sector and specialty mutual funds. Hennessy is committed to its consistent and repeatable investment process, combining time-tested stock selection strategies with a highly disciplined, team-managed approach and to providing superior service to shareholders.

The tax information provided is not exhaustive. Investors must consult their tax advisor for advice and information concerning their particular situation. Neither the Fund nor any of its representatives may give tax advice.

Hennessy Funds Trust will file a combined proxy statement and prospectus as part of a Registration Statement on Form N-14 with the Securities and Exchange Commission in connection with the proposed reorganization. The definitive combined proxy statement and prospectus (when available) will be sent to shareholders of the Rainier Mid Cap Equity Fund, the Rainier Small/Mid Cap Equity Fund, and the Rainier Large Cap Equity Fund. Shareholders of the Rainier Mid Cap Equity Fund, the Rainier Small/Mid Cap Equity Fund, and the Rainier Large Cap Equity Fund are urged to read the combined proxy statement and prospectus when it becomes available, because it will contain important information about the proposed reorganization. The proxy statement and prospectus as well as other relevant documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov or by calling 1-800-966-4354.